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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ
                        Interdealer Quotation System
                Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                            or 15d-17 thereunder

                             GENZYME CORPORATION
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               (Exact name of issuer as specified in charter)

             One Kendall Square, Cambridge, Massachusetts 02139
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                  (Address of principal executive offices)

       Issuer's telephone number, including area code: (617) 252-7500
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                 I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of Security:  TISSUE REPAIR DIVISION COMMON STOCK, $0.01 PAR VALUE
2. Number of shares outstanding before the change: 8,818,362 AS OF JUNE 30, 1995
3. Number of shares outstanding after the change: 11,818,362
4. Effective date of change:  SEPTEMBER 27, 1995
5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): PUBLIC OFFERING.

        Give brief description of transaction:

        (1) ISSUANCE OF 3,000,000 SHARES IN UNDERWRITTEN PUBLIC OFFERING, WITH AN ADDITIONAL 450,000 SHARES RESERVED FOR UNDERWRITERS' OVER-ALLOTMENTS.


                        II.  CHANGE IN NAME OF ISSUER

                               Not Applicable


Date:  September 27, 1995                     /s/ Evan M. Lebson
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                                           Name:   Evan M. Lebson
                                           Title:  Vice President, Treasurer